

July 21, 2016

Phillip Goldstein
Bulldog Investors, LLC
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

>   **Re: Hill International, Inc.**
>   **Definitive Additional Materials on Schedule 14A**
>   **Filed July 20, 2016 by Bulldog Investors, LLC**
>   **File No. 001-33961**

Dear Mr. Goldstein:

We have reviewed the above-captioned filing, and have the following comment.

1. We note your response to comment 1 of our letter dated July 1, 2016, in which you state that you disagree with our observation that the solicitation also is being made by all other participants named in your proxy statement. Bulldog Investors also has asserted that it is solely responsible for the accuracy and adequacy of the solicitation. On July 14, 2016, in correspondence to the staff, you also represented that the nominees "have no authority over the content of [Bulldog's] proxy statement." The above-captioned definitive additional solicitation material, like the proxy statement, identify only Bulldog Investors as the "Person(s) Filing." In future definitive additional materials, please disclose that it is your view that that the solicitation is being undertaken exclusively by Bulldog Investors and no other person in order to remove the implication that Bulldog has investor or other support for its solicitation. Alternatively, please confirm that any future definitive additional soliciting materials also will identify you, Phillip Goldstein, on the cover page of Schedule 14A and any other person joining you and Bulldog Investors as persons soliciting proxies. See Rules 14a-101 and 14a-9(a) of Regulation 14A.

Please address any correspondence sent in reply to this letter to Mail Stop 4631. You may contact Chris Ronne, Staff Attorney, at (202) 551-6156, Craig Slivka, Special Counsel, at (202) 551-3729, or me at (202) 551-3266 if you have questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger and Acquisitions